UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

LANDMARK INFRASTRUCTURE PARTNERS LP

(Name of the Issuer)

Landmark Infrastructure Partners LP

Landmark Infrastructure Partners GP LLC

Landmark Infrastructure REIT LLC

Landmark Infrastructure Inc.

Landmark Dividend LLC

LM Infra Acquisition Company, LLC

LM DV Infrastructure, LLC

Digital LD MergerCo LLC

Digital LD MergerCo II LLC

(Names of Persons Filing Statement)

COMMON UNITS, SERIES A PREFERRED UNITS, SERIES B PREFERRED UNITS AND SERIES C

PREFERRED UNITS REPRESENTING LIMITED PARTNER INTERESTS

(Title of Class of Securities)

51508J108

(CUSIP Number of Class of Securities)

Josef Bobek Landmark Infrastructure Partners LP 400 Continental Blvd., Suite 500 El Segundo, CA, 90245 (310) 464-3172	George Doyle LM Infra Acquisition Company, LLC 400 Continental Blvd., Suite 500 El Segundo, CA, 90245 (310) 361-5790

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Hillary H. Holmes Tull Florey Gibson, Dunn & Crutcher LLP 811 Main Street, Suite 3000 Houston, TX 77002 (346) 718-6600	David Lieberman Chris May Simpson Thacher & Bartlett LLP 600 Travis Street, Suite 5400 Houston, TX 77002 (713) 832-5650

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13E-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$527,644,110.17	$57,566

*

Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction valuation is calculated based on the sum of (a) the product of 22,128,684 Common Units (which equals to the total outstanding Common Units less the Common Units held by Landmark Dividend LLC and its affiliates) and the per Common Unit transaction consideration of $16.50; (b) the product of 1,788,843 Series A preferred units and the per Series A preferred units transaction consideration of $25.00; (c) the product of 2,628,932 Series B preferred units and the per Series B preferred units transaction consideration of $25.00, and (d) the product of 1,982,700 Series C preferred units and the per Series C preferred units transaction consideration of $25.00 plus accrued distributions pursuant to the transaction agreement (the “Transaction Valuation”).

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by 0.0001091.

☒

Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid:	$57,566

Filing Party:	Landmark Infrastructure Partners LP

Form or Registration No.:	Schedule 14A

Date Filed:	September 10, 2021; October 6, 2021; October 26, 2021,

December 2, 2021, December 22, 2021

INTRODUCTION

This Rule 13E-3 Transaction Statement on Schedule 13E-3 (this “Transaction Statement”), together with the exhibits hereto, is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (i) Landmark Infrastructure Partners LP, a Delaware limited partnership (the “Partnership”) and the issuer of the Common Units representing limited partner interests in the Partnership (the “Common Units”) that are subject to the Rule 13E-3 transaction; (ii) Landmark Infrastructure Partners GP LLC, a Delaware limited liability company and the general partner of the Partnership (the “Partnership GP”); (iii) Landmark Infrastructure REIT LLC, a Delaware limited liability company (“REIT LLC”); (iv) Landmark Infrastructure Inc., a Delaware corporation (“REIT Subsidiary”); (v) Landmark Dividend LLC, a Delaware limited liability company (“Landmark Dividend”); (vi) LM Infra Acquisition Company, LLC, a Delaware limited liability company (“LM Infra”); (vii) LM DV Infrastructure, LLC, a Delaware limited liability company (“LM DV Infra”); (viii) Digital LD MergerCo LLC, a Delaware limited liability company (“Merger Sub”); and (ix) Digital LD MergerCo II LLC, a Delaware limited liability company (“Merger Sub II”). Collectively, the persons filing this Transaction Statement are referred to as the “filing persons.”

This Transaction Statement relates to the Transaction Agreement, dated as of August 21, 2021 (as amended, the “Transaction Agreement”), by and among the Partnership, the Partnership GP, REIT LLC, REIT Subsidiary, Landmark Dividend, LM Infra, LM DV Infra, Merger Sub and Merger Sub II. Pursuant to the Transaction Agreement and satisfaction or waiver of certain conditions therein, LM Infra acquired all of the assets of the Partnership through the following series of transactions: (a) LM DV Infra acquired subsidiaries of REIT Subsidiary and REIT LLC (the “Equity Sale”), (b) REIT LLC then merged with and into REIT Subsidiary, with REIT Subsidiary surviving the merger (the “First REIT Merger”), (c) REIT Subsidiary then merged with and into the Partnership, with the Partnership surviving the merger (the “Second REIT Merger”), (d) Merger Sub II then merged with and into the Partnership (the “First Partnership Merger”), with the Partnership surviving the First Partnership Merger and (e) the Partnership then merged with and into Merger Sub (the “Second Partnership Merger” and, together with the Equity Sales, the First REIT Merger, Second REIT Merger and the First Partnership Merger, the “Transactions”), with Merger Sub surviving the Second Partnership Merger. As a result of the Transactions, the Common Units will be delisted from the NASDAQ Global Market.

Under the terms of the Transaction Agreement, at the effective time of the First Partnership Merger (the “First Partnership Merger Effective Time”), (a) each issued and outstanding Common Unit, other than those Common Units owned by Landmark Dividend or its Affiliates (as defined below) (such Common Units, the “Landmark Dividend Common Units”), was converted into the right to receive $16.50 per Common Unit in cash without any interest thereon (the “Partnership Unaffiliated Unitholders Consideration”); (b) each issued and outstanding Series A Preferred Unit (as defined in the Partnership Agreement) was converted into the right to receive $25.00 plus the amount of any accumulated and unpaid distributions per Series A Preferred Unit in cash without any interest thereon; (c) each issued and outstanding Series B Preferred Unit (as defined in the Partnership Agreement) was converted into the right to receive $25.00 plus the amount of any accumulated and unpaid distributions per Series B Preferred Unit in cash without any interest thereon and (d) each issued and outstanding Series C Preferred Unit (as defined in the Partnership Agreement) was converted into the right to receive the greater of (1) $25.00 plus the amount of any accumulated and unpaid distributions per Series C Preferred Unit to, but not including, the date of the First Partnership Merger Effective Time plus the amount of any distributions that would have accrued from the date of the First Partnership Merger Effective Time to, but not including, the 50th Business Day following the First Partnership Merger Effective Time and (2) the sum of (i) the product of (x) the Alternative Conversion Amount (as defined in the Partnership Agreement) multiplied by (y) Partnership Unaffiliated Unitholders Consideration plus (ii) the amount of any accumulated and unpaid distributions for all prior Series C Distribution Periods (as defined in the Partnership Agreement) ending on or prior to the 20th Business Day following the First Partnership Merger Effective Time, per Series C Preferred Unit in cash without any interest thereon.

A committee of the Board of Directors of the Partnership GP (the “Board”) consisting entirely of individuals that the Board determined satisfied the requirements set forth in the Partnership Agreement for service on a conflicts committee (the “Conflicts Committee”), by unanimous vote, in good faith, (a) determined that the Transaction Agreement and the consummation of the transactions contemplated thereby, including the Transactions, are in the best interests of the Partnership, including the holders of Common Units other than the Partnership GP and its Affiliates (including the Buyer Parties and their Affiliates) (such holders, the “Partnership Unaffiliated Unitholders”), (b) approved the Transaction Agreement and the transactions contemplated thereby, including the Transactions, which action constituted “Special Approval” as defined in the Partnership Agreement, and (c) recommended that the Board approve the Transaction Agreement, the execution, delivery and performance of the Transaction Agreement and the consummation of the transactions contemplated thereby, including the Transactions.

The Board, after considering various factors, including the unanimous determination and recommendation of the Conflicts Committee, determined that the Transaction Agreement and the transactions contemplated thereby, including the Transactions, are in the best interests of the Partnership and the Partnership Unaffiliated Unitholders and approved the Transaction Agreement and the transactions contemplated thereby, including the Transactions, and recommended that the Unitholders vote in favor of the Transaction Agreement and the transactions contemplated thereby, including the Transactions.

The Partnership filed with the Securities and Exchange Commission supplemental disclosure (the “Supplement”) under Regulation 14A of the Exchange Act, that supplements the definitive proxy statement (the “Proxy Statement”) filed with the Securities and Exchange Commission on October 26, 2021 under Section 14(a) of the Exchange Act with respect to the Partnership Unitholder Meeting, at which Unitholders were asked to consider and vote on a proposal to approve the Transaction Agreement. The Partnership Unitholder Meeting was convened on December 9, 2021 and on such date, the Unitholders voted to approve the Transaction Agreement and the transactions contemplated thereby. A copy of the Proxy Statement is attached hereto as Exhibit (a)(1) and a copy of the Transaction Agreement is attached as Annex A to the Proxy Statement. All references in this Transaction Statement to Items numbered 1001 to 1016 are references to Items contained in Regulation M-A under the Exchange Act.

This Amendment No. 4 to the Transaction Statement is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, and the Supplement, is incorporated herein by reference in its entirety. Responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto and the Supplement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement and the Supplement of the information required to be included in response to the items of Schedule 13E-3. Terms used but not defined in this Transaction Statement shall have the meanings given to them in the Proxy Statement and the Supplement.

All information concerning the Partnership contained in, or incorporated by reference into, this Transaction Statement was supplied by the Partnership. Similarly, all information concerning each other filing person contained in, or incorporated by reference into, this Transaction Statement was supplied by such filing person.

ITEM 15.	ADDITIONAL INFORMATION

Regulation M-A Item 1011

Item 15 is hereby amended and supplemented as follows:

On December 9, 2021, the Partnership held a special meeting of Unitholders in order to vote upon a proposal to approve the Transaction Agreement and the transactions contemplated thereby (the “Transaction Proposal”). At the special meeting, the Transaction Proposal was approved by a majority of the Unitholders.

On December 22, 2021, the Partnership filed certificates of merger with the Secretary of State of the State of Delaware, pursuant to which (a) REIT LLC merged with and into REIT Subsidiary, with REIT Subsidiary surviving the merger, (b) REIT Subsidiary then merged with and into the Partnership, with the Partnership surviving the merger, (c) Merger Sub II then merged with and into the Partnership, with the Partnership surviving the merger and (d) the Partnership then merged with and into Merger Sub, with Merger Sub surviving the merger.

As a result of the Transaction, the Partnership ceased to be a publicly traded company and the Partnership’s Common Units, 8.0% Series A Cumulative Redeemable Preferred Units, 7.9% Series B Cumulative Redeemable Preferred Units and Series C Floating-to-Fixed Rate Cumulative Redeemable Perpetual Convertible Preferred Units will no longer be listed on any quotation system or exchange, including the NASDAQ Global Market.

ITEM 16.	EXHIBITS

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)	Proxy Statement of the Partnership (incorporated herein by reference to the Partnership’s Schedule 14A filed on October 25, 2021 with the SEC (as amended and as supplemented on December 2, 2021, the “Proxy Statement”).

(a)(2)	Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(3)	Letter to the Partnership Unitholders (incorporated herein by reference to the Proxy Statement).

(a)(4)	Notice of Special Meeting of Unitholders (incorporated herein by reference to the Proxy Statement).

(a)(5)	Press Release of the Partnership, dated August 23, 2021 (incorporated herein by reference to Exhibit 99.1 of the Partnership’s Current Report on Form 8-K, filed August 23, 2021).

(a)(6)	Press Release of Landmark Infrastructure Partners LP, dated December 9, 2021 (incorporated herein by reference to Exhibit 99.1 to the Partnership’s Current Report on Form 8-K, filed December 9, 2021).

(b)(1)	Debt Commitment Letter, dated as of August 21, 2021, by and among Truist Bank, Truist Securities, Inc., Citizens Bank, N.A., Royal Bank of Canada, RBC Capital Markets, The Toronto-Dominion Bank, New York Branch, TD Securities (USA) LLC and LM DV Infrastructure, LLC (incorporated herein by reference to Exhibit 99.3 of Landmark Dividend’s Schedule 13D/A, filed August 25, 2021).

(c)(1)	Opinion of Evercore Group L.L.C. (incorporated herein by reference to Annex B of the Proxy Statement).

(c)(2)*	Presentation materials prepared by Evercore Group L.L.C., dated July 22, 2021, for the Conflicts Committee.

(c)(3)*	Presentation materials prepared by Evercore Group L.L.C., dated July 30, 2021, for the Conflicts Committee.

(c)(4)*	Presentation materials prepared by Evercore Group L.L.C., dated August 2, 2021, for the Conflicts Committee.

(c)(5)*	Presentation materials prepared by Evercore Group L.L.C., dated August 21, 2021, for the Conflicts Committee.

(d)(1)	Transaction Agreement, dated as of August 21, 2021, by and among the Partnership, the Partnership GP, REIT LLC, REIT Subsidiary, Landmark Dividend, LM Infra, LM DV Infra, Merger Sub and Merger Sub II (incorporated herein by reference to Annex A of the Proxy Statement).

(d)(2)	Equity Commitment Letter, dated August 21, 2021, by and among Digital Colony Partners II, LP, LM DV Infra, LM Infra, Merger Sub and Merger Sub II (incorporated herein by reference to Exhibit 99.4 of Landmark Dividend’s Schedule 13D/A, filed August 25, 2021).

(f)(1)	Fourth Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of April 2, 2018 (incorporated herein by reference to Exhibit 3.1 of the Partnership’s Current Report on Form 8-K, filed on April 2, 2018).

(f)(2)*	Delaware Code Title 6 § 17-212.

(g)	None.

*	Previously filed.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of December 22, 2021

LM INFRA ACQUISITION COMPANY, LLC

By:	/s/ George P. Doyle
Name:	George P. Doyle
Title:	Chief Financial Officer and Treasurer

LM DV INFRASTRUCTURE, LLC

By:	/s/ George P. Doyle
Name:	George P. Doyle
Title:	Chief Financial Officer and Treasurer

DIGITAL LD MERGERCO LLC

By:	/s/ George P. Doyle
Name:	George P. Doyle
Title:	Chief Financial Officer and Treasurer

DIGITAL LD MERGERCO II LLC

By:	/s/ George P. Doyle
Name:	George P. Doyle
Title:	Chief Financial Officer and Treasurer

LANDMARK DIVIDEND LLC

By:	/s/ Arthur P. Brazy, Jr.
Name:	Arthur P. Brazy, Jr.
Title:	Chief Executive Officer

LANDMARK INFRASTRUCTURE PARTNERS LP

By: Landmark Infrastructure Partners GP LLC, its general partner

By:	/s/ George P. Doyle
Name:	George P. Doyle
Title:	Chief Financial Officer and Treasurer

Signature Page to Schedule 13E-3

LANDMARK INFRASTRUCTURE PARTNERS GP LLC

By:	/s/ George P. Doyle
Name:	George P. Doyle
Title:	Chief Financial Officer and Treasurer

LANDMARK INFRASTRUCTURE REIT LLC

By:	/s/ George P. Doyle
Name:	George P. Doyle
Title:	Chief Financial Officer and Treasurer

LANDMARK INFRASTRUCTURE INC.

By:	/s/ George P. Doyle
Name:	George P. Doyle
Title:	Chief Financial Officer and Treasurer

Signature Page to Schedule 13E-3